KRAMER LEVIN NAFTALIS & FRANKEL LLP

August 25, 2008

VIA EDGAR

Attention: Houghton R. Hallock, Jr.
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:           The Victory Portfolios (the “Registrant”)
Post-Effective Amendment No. 83
filed under the Securities Act of 1933
(File Nos. 33-8982, 811-4852)

Dear Mr. Hallock:

On behalf of the Registrant, we hereby provide you with our responses to the staff’s oral comments provided by telephone on August 13, 2008 in connection with the above referenced Post-Effective Amendment.

Prospectus

1.             Comment:                  The distinction between the International Fund and the International Select Fund is not clear.

Response:                  The Investment Objectives section on page 1 and the Principal Investment Strategies section on page 9 have been modified to make clear that the International Select Fund pursues its investment objective by investing in a select group of equity securities.  In addition, the disclosure of page 10, for the Select Fund, indicates that the number of companies that make up the portfolio generally will be limited to between 35 and 70.  No such limitation applies to the International Fund.

2.             Comment:                  Clarify whether the risk of active trading applies to both the International Fund and the International Select Fund.

Response:                  The section entitled “Risks associated with active trading” on page 17 has been specifically designated as only being applicable to the Select Fund.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

3.             Comment:                  The risk associated with active trading, as disclosed on page 18 of the filing is not summarized as a principal risk in response to Item 2 of Form N-1A.

Response:                  A statement regarding the risk of active trading has been added to the principal risk disclosure in the Risk/Return Summary, on page 11, for the Select Fund.

4.             Comment:                  The emerging markets risk disclosure on page 20 of the filing appears to apply to both Funds, but only the Select Fund has Risk/Return Summary disclosure regarding the risk associated with investing in emerging market countries.

Response:                  A summary of the risk associated with investing in emerging markets has been added to the principal risks disclosure on page 5, in the Risk/Return Summary for the International Fund.  Both Funds expect to invest in countries with emerging market.

5.             Comment:                 On page 19 of the filing, there is Form N-1A Item 4 disclosure of the risk associated with investing in small capitalization stocks.  Neither Fund has comparable Risk/Return Summary disclosure of this risk.

Response:                  Disclosure of the risk associated with investing in smaller, less seasoned companies is intended to apply to both Funds.  By oversight, however, the Risk/Return Summary disclosure was added only for the International Fund on page 5.  Identical disclosure will be added for the Select Fund in the Registrant’s 485(b) filing.

6.             Comment:                  The redefinition of Victory Capital Management Inc. as “VCM” in the discussion of administrative services on page 52 of the filing is confusing since Victory Capital Management Inc. is also defined in the prospectus as the “Adviser.”

 Response:                 The disclosure has been revised to refer to Victory Capital Management Inc. as the “Adviser” throughout the prospectus.

If you have any questions regarding these responses or wish to discuss this letter further, please call me at 212-715-9512.

*           *           *           *

In connection with the filing of the Post-Effective Amendment, Registrant confirms that the adequacy and accuracy of the disclosure in Post-Effective Amendments is Registrant’s responsibility.  Registrant acknowledges that staff comments or changes in the disclosure in the Post-Effective Amendments in response to staff comments do not foreclose the Commission from taking any action with respect to the Post-Effective Amendments.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Registrant also represents that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Very truly yours,

                                        /s/ S. Elliott Cohan
        S. Elliott Cohan

cc:	Michael D. Policarpo, President, The Victory Portfolios
Christopher K. Dyer, Secretary, The Victory Portfolios
Jay G. Baris, Esq., Kramer Levin Naftalis & Frankel LLP
Jacqueline Edwards, Esq., Kramer Levin Naftalis & Frankel LLP
Eric W. Pinciss, Esq., Kramer Levin Naftalis & Frankel LLP